Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com

Michael P. O’Hare

(215) 564-8198

mohare@stradley.com

June 17, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention:          Elisabeth Bentzinger

Re:	Strategy Shares (“Registrant”) File Nos. 333-170750; 811-22497

Dear Ms. Bentzinger:

On behalf of the Registrant, below are responses to the comments you provided to us telephonically on May 18, 2022 with regard to Post-Effective Amendment No. 106 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 109 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (Accession No. 0001580642-22-001997), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 8, 2022 (the “Amendment”), relating to the registration of Day Hagan/Ned Davis Smart Sector International ETF (the “Fund”), a new series of the Registrant.

The Registrant will file an additional post-effective amendment to the Trust’s Registration Statement pursuant to 1933 Act Rule 485(b) that will reflect the changes to the Fund’s prospectus and Statement of Additional Information (the “SAI”) made in response to your comments as described in this letter.

Below we have provided your comments (in bold) and the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Philadelphia | Washington | New York | Chicago

PROSPECTUS

1.	Comment: The staff notes that the Fund’s ticker symbol appears on the Fund cover page, but it does not yet appear on EDGAR. Please confirm that the information will be uploaded to EDGAR.

Response:	The Registrant confirms that the Fund’s EDGAR page will be updated with the Fund’s ticker symbol.

Fund Summary – Principal Investment Strategies

2.	Comment: The prospectus states that the Fund will attempt to exceed returns of the MSCI ACWI ex USA Index (the “Index”) by overweighting and underweighting its exposure to geographic locations relative to the Index. Please clarify if this means that the Fund will have exposure to the same countries represented in the Index, but in different weightings, or if the Fund may have exposure to other geographic locations (i.e., those not represented in the Index).

Response:	The Fund will invest in geographic regions throughout the world, including those represented in the Index. The Fund may also have exposure to other geographic regions that are not be represented in the Index. Accordingly, the Registrant has revised the third sentence of the first paragraph of the Principal Investment Strategy section as follows (new text underlined):

“The Fund will attempt to exceed returns of the MSCI ACWI ex USA Index (the “Index”) by overweighting and underweighting its exposure to geographic locations relative to the Index, and may also invest in geographic regions not represented in the Index.”

3.	Comment: The staff notes that the Fund name includes the term “International,” which the staff interprets as including investments primarily located in multiple countries outside of the United States. Please clarify this in the disclosure, if true.

Response:	The Registrant does expect to invest in multiple countries outside the United States and has revised the first sentence of the second paragraph of the Principal Investment Strategy section as follows (new text underlined):

“Under normal market conditions, the Fund will invest (indirectly through ETFs) primarily in companies located in multiple countries outside the United States.”

4.	Comment: Please disclose the specific criteria used to determine if an investment is tied to a particular country.

Response:	The Registrant has added the following as a new paragraph following the second paragraph of the Fund’s Principal Investment Strategy disclosure:

“The Fund will invest in ETFs that invest primarily in specific geographical locations. Accordingly, the Fund will deem the relevant holdings of such ETFs to be tied to the specific geographical locations in which the ETFs invest. The criteria for determining if an ETF’s investments are tied to a particular country or region may differ across ETF providers. Additional information on such criteria can be found in the underlying ETF’s registration statement. A list of the underlying ETFs and their weightings at the end of most recently completed fiscal year will be included in the Fund’s annual report.”

5.	Comment: The second paragraph in the principal investment strategies section describes the region-specific models and rankings the Fund utilizes to determine its target geographic/regional allocations for its investment strategy. Please revise the disclosure to describe more clearly, in plain English, the factors and criteria the model uses to determine the Fund’s geographic allocations.

Response:	The Registrant has revised the second paragraph of the Fund’s Principal Investment Strategy disclosure as follows (deleted text struck through and new text underlined):

“Under normal market conditions, the Fund will invest (indirectly through ETFs) primarily in companies located in multiple countries outside the United States. The Fund utilizes NDR’s region-specific models and rankings to determine its target allocation to each country and regional location. The models and rankings combine region-specific ~~fundamental, technical, economic, and behavioral~~ indicators to form a composite for each location. The models and rankings are designed to evaluate fundamental, technical, economic, and behavioral indicators for each region, such as a region’s GDP growth, inflation levels, money supply, equity valuations, price-to-earnings multiples, analyst’s earnings expectations, market trends, and overall investor sentiment. The indicators for each region focus on risk/reward characteristics of each region with the goal of investing in the regions that have the highest probability of maximizing total return. By combining multiple and diverse indicators, the composite models seek to objectively assess the weight of the evidence and generate geographic allocation recommendations.”

6.	Comment: The third paragraph in the principal investment strategies section includes the following disclosure: “The model reading represents the net percentage of indicators that are bullish. By taking the weight of the evidence of technical, monetary, economic, valuation, and sentiment indicators, the model measures the potential risk level of factors the stock market faces.” Please revise this language to describe more clearly, in plain English, how the model functions.

Response:	The Registrant has revised the third paragraph (now the fourth paragraph) of the Fund’s Principal Investment Strategy disclosure as follows (deleted text struck through and new text underlined):

“The Fund’s risk management model, the [NDR Catastrophic Stop Model], defines the Fund’s overall target equity allocation. The model reading represents the net percentage of indicators that are bullish; that is, the model evaluates the indicators to seek to identify regions with the highest probability of rising equity markets, while also measuring ~~. By taking the weight of the evidence of technical, monetary, economic, valuation, and sentiment indicators, the model measures~~ the potential risk level of factors the ~~stock~~ equity markets face~~s~~.”

7.	Comment: The staff notes that the principal investment risks are ordered alphabetically. Please order the risks to prioritize what is most likely to affect the Fund’s NAV, yield and total return. See ADI 2019-08 – Improving Principal Risks Disclosure.

Response:	Although the Registrant maintains its position that the materiality of each risk is dynamic, the Registrant will take the Staff’s position into consideration when preparing future filings.

8.	Comment: The staff notes that the Fund includes risks relating to emerging markets investments. Consider expanding this disclosure to include risks associated with investments in China if this is a principal risk of the Fund.

Response:	The Registrant will include China-specific risk disclosure in the Fund’s principal risks.

9.	Comment: The first and last sub-bullets under the bullet “Market Price Variance Risk” under the ETF Structure Risk describe the risk that differences may arise between the Fund’s market price and net asset value in certain market conditions. Please disclose that bid-ask spreads may widen in these instances.

Response:	The Registrant has revised the disclosure accordingly.

10.	Comment: Please expand the Model and Data Risk to address the model and data risks specific to the Fund’s significant exposure to non-U.S. and emerging markets securities. In particular, please address the potential for errors in the model and data in connection with the computation of information relating to non-U.S. and emerging markets issuers, which information may be unreliable or outdated and/or where there is less publicly available information available. Please also describe the potential significance of such errors with respect to Fund performance.

Response:	The Registrant believes that the elements of Model and Data Risk related to the Fund’s exposure to non-U.S. and emerging market securities are appropriately discussed under Foreign Investment Risk and Emerging Market Risk. Accordingly, the Registrant has added the following at the end of the Model and Data Risk disclosure:

“The accuracy, timeliness, and sufficiency of information used to construct the models used to manage the Fund’s portfolio, particularly information relating to non-U.S. and emerging markets issuers, are susceptible to risks associated with foreign and emerging markets investments, as described under “Foreign Investment Risk” and “Emerging Market Risk” above.”

11.	Comment: Please supplementally identify the broad-based securities index that the Fund will utilize as its primary benchmark.

Response:	The Fund will utilize the MSCI ACWI ex USA Index as its primary benchmark.

Additional Information about the Fund’s Principal Investment Strategies and Related Risks

12.	Comment: The Item 9 Principal Investment Strategy disclosure is the same as the principal investment strategy disclosure in the Item 4 summary prospectus disclosure. Provide more detailed disclosure in response to Item 9.

Response:	The Registrant respectfully notes that the Item 9 Principal Investment Strategy disclosure included in the Amendment includes the following disclosure that is not included in the Item 4 summary disclosure: (1) the first paragraph includes a comprehensive list of countries or regions that constituted the Index as of a recent date; and (2) the fourth paragraph of this section (now the fifth paragraph) provides additional information regarding the Advisor’s risk management model. In addition, the Registrant has added the following to the end of the third paragraph of the Item 9 disclosure (now the fourth paragraph):

“Importantly, the strategy is not anchored to a single indicator series such as momentum, relative strength, or valuation. Therefore, if the model’s reading shows that a relatively greater number of indicators supporting a regional market’s rise are in place, then the strategy will be allocated accordingly. Conversely, if the regional market has fewer positive indicators , then that sector will be underweighted.”

13.	Comment: The Derivatives Risk references the use of call options, which are not noted as a principal investment strategy in the Fund summary. Please confirm if call options should be included in the principal investment strategies in the summary prospectus, or alternatively, please update the Derivatives Risk if these are not principal investments of the Fund.

Response:	The Registrant has determined that investing in call options is not a principal investment strategy of the Fund. Accordingly, the Registrant has revised the Derivatives Risk disclosure in the Item 9 statutory risk section to designate call option strategy risk as a non-principal risk of the Fund.

14.	Comment: The summary prospectus includes Equity Securities Risk among its principal investment risks, but there is no corresponding risk in the Item 9 statutory risk section. Please review and confirm that the principal risks are accurately reflected for the Fund.

Response:	The Registrant has added Equity Securities Risk as a principal risk of the Fund in the Item 9 statutory risk section.

15.	Comment: The Non-Principal Investment Risks section includes Underlying Fund Risk. The staff believes that this is a principal investment risk of the Fund given the Fund’s strategy. Please review that the principal risks are accurately reflected for the Fund.

Response:	The Registrant has revised the disclosure accordingly.

PART C

16.	Comment: The staff deems Fund of Funds Investment Agreements pursuant to Rule 12d1-4 under the 1940 Act to be material contracts to be filed as exhibits to the registration statement in response to Item 28(h) of Form N-1A. The staff further believes that filing a form of such agreement is not sufficient, and that the actual agreement should be filed. See Fund of Funds Arrangements, SEC Release No. IC-34045, at n. 359 and corresponding text (October 7, 2020) (the “Fund of Funds Release”).

Response:	The Registrant believes that filing a form of Rule 12d1-4 Fund of Funds Investment Agreement is consistent with the Fund of Funds Release. The Registrant notes that any material differences in such agreements negotiated with particular fund groups will be reviewed and approved by the Trust’s Board of Trustees. To the extent that any negotiated agreements materially differ from the form of agreement, management will evaluate whether the differences from the form of agreement are material enough to warrant filing such agreements as an exhibit to the Trust’s registration statement.

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Please direct any questions or comments relating to this filing to me at the above-referenced telephone number or Claire Olivar at 215-564-8681.

Very truly yours,

/s/ Michael P. O’Hare

Michael P. O’Hare